LightPath Technologies, Inc. 8-K

Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS

OF

SERIES D PARTICIPATING PREFERRED STOCK

OF

LIGHTPATH TECHNOLOGIES, INC.

LightPath Technologies, Inc. (the “Corporation”), a Delaware corporation, does hereby certify:

1.

The name of the Corporation is LightPath Technologies, Inc.

2.

On April 29, 1998, the Corporation filed a Certificate of Designation, Preferences and Rights of Series D Participating Preferred Stock with the Secretary of State of the State of Delaware (the “Initial Series D Certificate”).

3.

The Board of Directors of the Corporation, acting in accordance with provisions of Section 151 of the General Corporation Law of the State of Delaware and pursuant to the authority vested in the Board of Directors by Article FOURTH of the Certificate of Incorporation of the Corporation, as amended, and the Initial Series D Certificate adopted resolutions amending the Initial Series D Certificate as follows:

The paragraph titled “Designation and Amount” of the Initial Series D Certificate is hereby deleted in its entirety and, in lieu thereof, there is substituted the following:

“Designation and Amount. This series of Preferred Stock shall be comprised of five hundred thousand (500,000) shares and shall be designated as “Series D Participating Preferred Stock.” As used herein, the term “Series D Participating Preferred Stock” shall refer to shares of the Corporation’s Series D Participating Preferred Stock, $0.01 par value per share. The number of shares of Preferred Stock designated as Series D Participating Preferred Stock shall be subject to increase or decrease by action of the Board of Directions from time to time. If more than a total of five hundred thousand (500,000) shares of Series D Participating Preferred Stock shall be issuable upon exercise of rights (the “Rights”) issued pursuant to the Rights Agreement, dated as of May 1, 1998, as amended on February 25, 2008 and on January 30, 2018, between the Corporation and Continental Stock Transfer & Trust Company, as Rights Agent (as may be further amended from time to time, the “Rights Agreement”), the Board of Directors of the Corporation, pursuant to Section 151(g) of the General Corporation Law of the State of Delaware, shall direct by resolution or resolutions that a certificate be properly executed, acknowledged, filed, and recorded in accordance with Section 103 thereof providing for the total number of shares of Series D Participating Preferred Stock authorized to be issued to be increased (to the extent that the Certificate of Incorporation then permits) to the largest number of whole shares (rounded up to the nearest whole number) issuable upon exercise of the Rights.”

4.

All other provisions of the Initial Series D Certificate shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Certificate of Designation, Preferences and Rights of Series D Participating Preferred Stock of LightPath Technologies, Inc. to be duly executed on and as of January 30, 2018.

LIGHTPATH TECHNOLOGIES, INC.

By:	/s/ Dorothy M. Cipolla
Name:	Dorothy M. Cipolla
Its:	Chief Financial Officer, Secretary, and Treasurer